ALTI Private Equity Access Fund

August 11, 2020

VIA EDGAR AND OVERNIGHT MAIL

Ryan Sutcliffe

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545 and 811-23501

Dear Mr. Sutcliffe:

This letter is in response to verbal comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a conversation dated June 29, 2020 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”). The below responses have been reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 2”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.  Please confirm in your response letter that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

RESPONSE: FINRA has updated their Underwriting Terms and Arrangements (Amended Rule 5110(a)(3)(A), (a)(4)(A)(ii) and (a)(4)(A)(iii)) specifically 5110. (a) (4) (h)(2) (l) – page 21 of https://www.finra.org/sites/default/files/2020-02/Regulatory-Notice-rule5110_attachment_A.pdf. The Fund will not be launching until after FINRA’s new rules go into effect (September 16, 2020), meaning that once the new rules regarding rule 5110 go into effect (September 16, 2020) this type of fund offering will no longer be subject to rule 5110. Therefore, since the Fund will not be subject to rule 5110, we do not expect FINRA to issue a no objection letter. Christopher Morley, FINRA’s representative for the Registration Statement, indicated that he was available to discuss the matter with the SEC Staff (his email address is: Christopher.Morley@finra.org).

2.  Please fill-in the blanks in the following sentence: “An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [_]% for sales load and offering expenses, you must experience a total return on your net investment of [_]% in order to recover these expenses.”

RESPONSE: This sentence has been removed from the Pre-Effective Amendment No. 2. because there will be no sales load as disclosed elsewhere in Pre-Effective Amendment No. 2.

3.  Please update the registration statement to impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard.

RESPONSE: The Fund has added the requested minimum investment requirement to the Pre-Effective Amendment No. 2.

4.  Please update the registration statement to reflect the updated structure (removal of Transaction Consultants).

RESPONSE: The Fund has included the updated structure in Pre-Effective Amendment No. 2.

5.  Please set forth on the cover page of the Prospectus that the Fund does not have any arrangements to place the funds received in an escrow, trust, or similar arrangement.

RESPONSE: The Fund has updated the Pre-Effective Amendment No. 2 to include the requested sentence.

6.  Please include a sentence in the registration statement explaining what the Fund will do in the event it fails to raise sufficient capital.

RESPONSE: The Fund has added a sentence on the cover page of the Pre-Effective Amendment No. 2. The Fund will liquidate and return capital to its shareholders, as it will have only have invested in cash and liquid public markets prior to meeting this minimum threshold.

7.  Please state whether the Fund plans to enter into unfunded commitments.

RESPONSE: The Fund does not plan to enter into unfunded commitments. The Fund included disclosure that sponsors may request additional participation in financings for struggling private equity investments, and that failure to participate may result in the dilution of the Fund’s equity investment in a specific transaction.

8.  Please state the amount or percentage of the Distributor’s compensation from the Fund.

RESPONSE: The Fund will pay the Distributor $6,000 per year. The Fund updated page 12 of the N-2 of Pre-Effective Amendment No. 2

9.  Please provide detail on what the ALTI Investment Committee is, who is on it, and its overall function.

RESPONSE: The Fund has added details about the ALTI Investment Committee to Pre-Effective Amendment No. 2.

ALTI’s Chief Investment Officer, Sheryl Schwartz has made over $16 billion in private equity investments ranging from primary and secondary fund commitments to direct co-investment opportunities. She is the Chair of ALTI’s Investment Committee and oversees all private equity investments for the ALTI Fund.

ALTI’s Investment Committee will make all private equity investment decisions on behalf of the Fund. The Investment Committee will be made up of three investment professionals with over 30 years of collective experience in evaluating and investing private equity opportunities. ALTI will engage the other two members prior to the launch of the fund and provide an updated filing to reflect their names and backgrounds.

The Investment Committee will create specified parameters for Portfolio Advisors on what types of deals that they should present to the Committee for review. Parameters may include, but are not limited to geography, size, industry, and manager.

In selecting Co-Investment Opportunities, the Committee Members will review a number of factors before making an investment decision which will typically include: historical financial information and projected results; industry information and the company’s position; business strategy and potential for growth; the capitalization of the company and impact of leverage; analysis of third party business consulting, legal and accounting firms; comparable company valuations; the ability to exit the investment within a reasonable time frame; and previous transactions of similar companies.

The Investment Committee will also evaluate the private equity manager leading the transaction to determine whether it believes the manager is capable of creating value for the investment through expertise in the industry or the appropriate personnel.

Lastly, the Investment Committee will conduct a detailed review of each co-investment as it passes through the due diligence stages. The Investment Committee will also review periodic updates on the investments they previously authorized the Fund to purchase.

10.  Please discuss the risk that the Fund's minority share in an Aggregator becomes a majority share along with any attendant risks that may result. If there is no risk of this occurring and no attendant risks as a result, please explain why in your response.

RESPONSE: There is no risk that the Fund’s minority share in an Aggregator may become a majority share, as other participants will be unable to force liquidation of the co-investment without the Fund also receiving such liquidation. Investors can sell their stakes to other investors but the Fund will not be participating in any such transaction that would cause the Fund to become a majority shareholder.

11.  Please note that allocation risk remains with the Adviser and does not extend to the Sub-Adviser.

RESPONSE: The Fund has revised the Pre-Effective Amendment No. 2 to note that allocation risk will remain with the Adviser.

12.  Please explain how quarterly "fair value" determinations by the Board are possible and may reasonably be relied upon.

Response: A large percentage of the securities in which the Fund invests will not have a readily ascertainable market price and will necessitate a fair value determination to be made by the Fund’s board.

The Fund’s board will determine the Fund’s net asset value based on a monthly basis in part upon the quarterly valuations reported by each investment’s sponsor, which may not reflect market or other events occurring subsequent to the quarter-end. As such, the Fund’s board in consultation with the Fund’s adviser will determine and adjust the fair value of its investment holdings on a monthly basis in order to reflect such events, consistent with the Fund’s valuation policies. The Fund has included additional risk disclosure in Pre-Effective Amendment No. 2 relating to the fair value determination of the Fund’s investments.

13.  Please provide business experience for each portfolio manager for the last five years.

Response: The Fund has included business experience for each portfolio manager for the last five years in Pre-Effective Amendment No. 2.

Sheryl Schwartz most recently she served at Caspian Private Equity, a predecessor to Flexstone Partners as Managing Director and member of the US Investment Committee for Private Equity Primary Fund, Secondary Fund and Direct Co-Investment Opportunities. Sheryl held this position from 2013 to 2019.

Prior to joining Caspian, she was a Managing Director at Perseus Finance in New York from June 2010 to April 2013, where she was one of the partners responsible for fundraising, sourcing, evaluating and making direct mezzanine and structured equity investments. Prior to Perseus Finance, Sheryl worked at Teachers Insurance and Annuity Association (TIAA-CREF) from 1988 to 2010. There, from 1997 to 2010, she was the Founder, Managing Director and Portfolio Manager of TIAA-CREF’s Alternative Investment Group, where she established TIAA-CREF as a significant investor in alternative investments with over $13 billion of initial commitments, building a diversified, global portfolio across a wide array of investment strategies. Areas of focus included evaluating and participating in primary, secondary, and co-investment opportunities.

Sheryl Schwartz holds a BS in Finance and Management and a MBA in Finance from New York University, Leonard N. Stern School of Business.

14.  Please include in the registration statement that the Fund does not intend to purchase real estate or real estate mortgage loans.

RESPONSE: The Fund has included disclosure that the Fund does not intend to purchase real estate or real estate mortgage loans on page 23 of the N-2 of the Pre-Effective Amendment No. 2.

15.  Footnote 3 to the fee table states that some of the fees or allocations related to the Deal Series Vehicles are not reflected in Acquired Fund Fees and Expenses. Please clarify exactly which fees and/or allocations are not included in Acquired Fund Fees and Expenses.

RESPONSE: The Fund has updated Footnote 3 to the fee table in Pre-Effective Amendment No. 2.

16.  Please hyperlink exhibits in Item 25 of Part C.

RESPONSE: The Fund has hyperlinked the exhibits in Item 25 of Part C in Pre-Effective Amendment No. 2.

17.  Please include applicable undertakings in Item 34.

RESPONSE: The Fund has included the applicable undertakings in Item 34 of Part C in Pre-Effective Amendment No. 2.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

Anna T. Pinedo, Mayer Brown LLP

Cc: Joseph Bonvouloir